UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February, 2014

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☒

GW Pharmaceuticals plc

(“GW” or “the Company” or “the Group”)

2014 First Quarter Financial Results

OPERATIONAL OVERVIEW

GW Overview

GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In 15 years of operations, GW has established a world leading position in the development of plant-derived cannabinoid therapeutics through its proven drug discovery and development processes, a robust intellectual property portfolio and its regulatory and manufacturing expertise.

GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis (MS) in 25 countries outside the United States (U.S.). GW is also evaluating Sativex in a Phase 3 program for the treatment of cancer pain intended to support the submission of a New Drug Application (NDA) for Sativex in cancer pain with the U.S. Food and Drug Administration (FDA) and in other markets around the world. Additionally, GW believes that MS spasticity represents an attractive indication for Sativex in the U.S. and expects to commence a U.S. Phase 3 clinical trial in this indication later this year.

Beyond Sativex, GW is advancing an orphan drug program in the field of childhood epilepsy with a particular focus on Epidiolex®, a liquid formulation of highly purified extract of Cannabidiol (CBD) which recently received Orphan Drug Designation from the FDA in the treatment of Dravet syndrome, a severe infantile-onset, drug-resistant orphan epilepsy syndrome. The FDA has granted seven expanded access Investigational New Drug Applications (INDs) to independent investigators in the U.S. to treat a total of approximately 125 children suffering from intractable epilepsy with Epidiolex and GW intends to submit a commercial IND to the FDA in the first half of 2014. GW retains global commercial rights for Epidiolex along with the Company’s other pipeline product candidates.

In addition, GW’s cannabinoid platform offers a deep pipeline of additional product candidates including distinct clinical-stage candidates targeting type-2 diabetes, ulcerative colitis, glioma and schizophrenia.

U.S. Follow-on Offering

In January 2014, GW successfully completed a U.S. public offering on the NASDAQ Global Market issuing a total of 2,807,275 American Depositary Shares (“ADSs”) at a price to the public of $36.00 per ADS. Each ADS represents 12 ordinary shares of 0.1p each (“Ordinary Shares”) in the capital of the Company. Total net proceeds after expenses were $94.0 million (£57.1 million). The funds raised in this offering are primarily intended to allow GW to advance the clinical development of the Company’s epilepsy product candidates and enables GW to retain full commercial rights to products that evolve from such programs.

Epilepsy Orphan Drug Program

There is significant interest amongst U.S. pediatric epilepsy specialists and patient organizations in the potential role of cannabinoids in treating intractable childhood epilepsy. Although there are no placebo-controlled clinical trials reported for cannabinoids in the treatment of pediatric epilepsy, much anecdotal evidence exists to support the prospect that Cannabidiol (CBD), a non-psychoactive cannabinoid, may treat a variety of pediatric epilepsy syndromes that are resistant to currently available anti-epileptic drugs. GW’s strategy is to develop the scientific evidence, through placebo-controlled clinical trials, that lead to FDA-approved pharmaceutical products to treat these syndromes.

GW’s epilepsy program currently consists of two cannabinoid product candidates - Epidiolex, a highly purified CBD extract, and GWP42006, which features Cannabidivarin (CBDV) as the primary cannabinoid. GW has carried out pre-clinical research into these cannabinoids over the last 6 years which has shown both CBD and CBDV to have significant anti-epileptiform and anticonvulsant activity using a variety of in vitro and in vivo models with significantly fewer side effects than existing anti-epileptic drugs.

GW’s clinical experience with Epidiolex in the field of pediatric epilepsy commenced with a request from the treating physician of two children in the United States with drug resistant early-onset epilepsy. According to the physician, both children have so far received treatment under FDA expanded access INDs with Epidiolex for seven and four months respectively, and both children continue to be treated with Epidiolex. In a communication to GW, the treating physician reported that she has observed seizure reduction up to 90% and subsequent improvement in behavior and cognitive function. The physician also reported that Epidiolex has been well tolerated.

In parallel with GW’s preparations for commercial clinical trials, a total of seven expanded access INDs have been granted by the FDA to independent investigators in the U.S. to allow treatment of approximately 125 pediatric epilepsy patients with Epidiolex. These patients suffer from Dravet syndrome, Lennox-Gastaut syndrome (LGS), and other pediatric epilepsy syndromes. Two physician sites, representing 50 of these 125 patients, have cleared all necessary licensing with the Drug Enforcement Administration (DEA) and a small number of patients have recently commenced treatment. Additional patients at these two sites are expected to commence treatment over the course of the coming weeks. Approximately three quarters of the initial 50 patients have either Dravet syndrome or LGS. An additional physician site is expected to commence treatment of its 25 patients around the end of March and the remaining 50 patients at two other sites are expected to commence treatment mid-year after receipt of the necessary DEA site licenses. Since the beginning of 2014, we are aware that additional U.S. physicians have submitted similar expanded access INDs to the FDA.

Under the expanded access INDs, GW is requesting that the physicians collect regular treatment data on seizure frequency, Epidiolex dosing, concomitant anti-epileptic medication, adverse events and other clinical measures. GW expects individual patient data from an initial cohort of IND patients to be made available to the company in mid-2014 with additional data on these patients as well as data on the remaining IND patients to follow during the second half of 2014. GW expects these data to provide information on the safety and tolerability of Epidiolex in patients with a number of distinct, treatment-resistant epilepsy syndromes, when used over the period observed.

GW intends to focus initial formal development programs for Epidiolex on the treatment of both Dravet syndrome and LGS. In November 2013, GW received Orphan Drug Designation from the FDA for Epidiolex for the treatment of Dravet syndrome. With advice from pediatric epilepsy specialists, the company has proposed an investigational plan to the FDA in a pre-IND meeting request for Epidiolex in Dravet syndrome and expects to hold a pre-IND meeting in the near future. Following this meeting, GW intends to submit an IND to the FDA in the first half of 2014 and to commence a Phase 2 trial in the second half of 2014. The company has proposed that this initial trial will be a two-part randomized double-blind, placebo-controlled parallel group dose escalation, safety, tolerability, pharmacokinetic and efficacy trial of single and multiple doses of Epidiolex to treat Dravet syndrome who are being treated with other anti-epileptic drugs. Part one would comprise the pharmacokinetic and dose-finding elements of the trial. Part two would be a placebo-controlled extension of the trial which will compare the effect of Epidiolex with that of placebo.

GW has recently applied to the FDA to obtain Orphan Drug Designation for Epidiolex for the treatment of LGS and expect to receive a response from the FDA in the first half of 2014. GW plans to use the results of the initial Phase 2 study to inform subsequent discussions with the FDA regarding the designs of additional efficacy and safety trials that could serve as the basis for future NDAs for Epidiolex in both Dravet syndrome and LGS syndrome. GW expects to commence Phase 3 trials in both Dravet syndrome and in LGS syndrome in 2015. GW also expects to apply to the FDA for breakthrough designation for both indications and to seek opportunities to minimize the timelines required to submit the initial NDA.

GW’s candidate GWP42006 (CBDV) has now completed dosing in its first Phase 1 human clinical trial. This dose escalation and pharmacokinetics clinical trial is due to report results in the first half of 2014. GWP42006 has the potential for development in the field of pediatric epilepsy as well as the broader epilepsy market. A recent publication confirmed that CBDV suppresses mRNA gene expression and exerts significant anticonvulsant effects providing important acute biomarkers for epilepsy (Amada et al., 2013, PeerJ 1:e214; DOI 10.7717/peerj.214).

Combined, these two epilepsy product candidates represent important product candidates within GW’s epilepsy franchise that have the potential to yield a variety of individual orphan indications providing GW with significant new market opportunities. This development program is funded completely by GW and GW retains all rights to commercialize any and all products that evolve from this program. GW has eight patents or patent applications in relation to CBD and CBDV, and activity is ongoing to further enhance the Company’s proprietary position in this field.

Sativex in Cancer Pain

Sativex is an oromucosal spray consisting of a formulated extract of the cannabis sativa plant that contains the principal cannabinoids delta-9-tetrahydrocannabinol, or THC, and CBD. GW is currently evaluating Sativex in a Phase 3 program to treat persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy, the current standard of care.

Pain is uncontrolled with opioid treatments in approximately 20% of patients with advanced cancer, or 420,000 people in the U.S. There are currently no approved non-opioid treatments for patients who do not respond to, or experience negative side effects with, opioid medications. GW believes that Sativex has the potential to address a significant unmet need in this large market by treating patients with a product that employs a differentiated non-opioid mechanism of action, and offers the prospect of pain relief without increasing opioid-related adverse side effects.

This program represents the lead target indication for Sativex in the U.S. and is being conducted under an IND consisting of three Phase 3 clinical trials, the first two of which are expected to enrol 760 patients in total and are intended to support the submission of an NDA with the FDA and in other markets around the world. GW anticipates that initial results from at least one of the Phase 3 trials will be available towards the end of 2014 with top-line results from the second Phase 3 trial following shortly thereafter. The costs of the Phase 3 cancer pain program are fully funded by Otsuka Pharmaceutical Co. Ltd, who hold exclusive rights to commercialize Sativex in the U.S.

Sativex in Multiple Sclerosis (MS)

MS affects 1.3 million people worldwide, of which up to 80% suffer from spasticity, a symptom of MS characterized by muscle stiffness and uncontrollable spasms. There is no cure for such spasticity and it is widely recognized that pre-Sativex available oral treatments afford only partial relief and have unpleasant side effects.

Sativex is currently approved as a treatment for MS spasticity in 25 countries and is currently available on prescription in 12 countries. The most recent approvals were granted in Switzerland and France. In January 2014, GW entered into an exclusive agreement for Ipsen to promote and distribute Sativex in Latin America (excluding Mexico and the Islands of the Caribbean).

In October 2014, new data was presented at the 29th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Copenhagen, Denmark that confirmed in patients with MS, that Sativex effectiveness is maintained long-term with no additional safety concerns including a lack of effect on patient cognition and mood in clinical practice. The improvements in spasticity were confirmed by more than 70% of patients and always significantly different to the placebo treated group.

GW believes that MS spasticity represents an attractive indication for Sativex in the U.S. and in August 2013 opened a Phase 3 IND with the FDA to conduct a pivotal Phase 3 trial to evaluate Sativex for the treatment of MS spasticity. GW has recently submitted a request to the FDA for Special Protocol Assessment (“SPA”) for the proposed U.S. Phase 3 trial. Following feedback from FDA, the trial is expected to commence in the second half of 2014. As with the U.S. Phase 3 cancer pain development program, the costs of the Phase 3 MS program are to be fully funded by Otsuka.

Other Cannabinoid Platform Pipeline Programs

Ulcerative Colitis

GW expects data from an on-going Phase 2a trial in mid-2014 for GWP42003, which features CBD as the primary cannabinoid. This follows pre-clinical research that has shown GWP42003 to have anti-inflammatory properties in a number of accepted animal models of inflammation, notably of the gut and the joints.

Type 2 Diabetes

GW expects to commence a Phase 2b dose ranging trial in H1 2014 for GWP42004, which features THCV as the primary cannabinoid. GW has previously reported positive preliminary data from a Phase 2a exploratory clinical trial of GWP42004 in patients with type-2 diabetes which showed consistent evidence of anti-diabetic effects.

Schizophrenia

GW expects to commence a Phase 2a trial in the first half of 2014 for GWP42003, which features CBD as the primary cannabinoid. GWP42003 has shown notable anti-psychotic effects in accepted pre-clinical models of schizophrenia and importantly has also demonstrated the ability to reduce the characteristic movement disorders induced by currently available anti-psychotic agents.

Orphan Program in Glioma

GW is testing its product candidate GWP42002:GWP42003 in the treatment of recurrent glioblastoma multiforme, or GBM, a particularly aggressive brain tumor which is considered a rare disease by the FDA and the European Medicines Agency. In pre-clinical models, GW has shown cannabinoids to be orally active in the treatment of gliomas and, in addition, have shown tumor response to be positively associated with tissue levels of cannabinoids. GW commenced an early proof of concept Phase 1b clinical trial in 20 patients with recurrent GBM in October 2013 with initial safety data expected in 2014.

Upcoming GW conference participation

GW expects to participate in the following upcoming investor conferences: Leerink Swann’s Global Healthcare Conference in Boston, 12 February; Canaccord Genuity’s Orphan One-on-One Day in New York City, 24 February; Cowen & Company’s Healthcare Conference in Boston, 3 March.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial information contained herein. GW presents its condensed consolidated financial information in pounds sterling and using the recognition and measurement principles of International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 31 December 2013 and in the Condensed Consolidated Income Statement, Condensed Consolidated Statement of Changes in Equity and Condensed Consolidated Cash Flow Statement for the 3 months ended 31 December 2013 have been translated into U.S dollars at the rate on 31 December 2013 of $1.6573 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Results of Operations:

Comparison of three month periods ended 31 December 2013 and 31 December 2012:

Revenue

Total revenue for the three months ended 31 December 2013 was £7.5 million, an increase of £2.3 million compared to the £5.2 million recorded for three months ended 31 December 2012. This net increase reflects:

•                  £1.7 million increase in research and development fees to £6.4 million for the three months ended 31 December 2013 from £4.7 million for the three months ended 31 December 2012. This reflects increased income from Otsuka in relation to recruitment into the Otsuka-funded Phase 3 cancer pain trials as well as fees incurred in connection with set-up of the planned Phase 3 MS trial.

•                  £0.6 million increase in Sativex product sales revenues to £0.8 million for the three months ended 31 December 2013 from £0.2 million for the three months ended 31 December 2012. The prior period was impacted by the recognition of a £0.7 million rebate provision to our commercial partner, Almirall, as a consequence of a pricing decision imposed in Germany.

Licence, collaboration and technical access fees of £0.3 million were consistent with the prior period.

Sativex in-market sales volumes sold by GW’s commercial partners for the three months ended 31 December 2013 were 36% higher than in the three months ended 31 December 2012.

Cost of sales

Cost of sales for the three months ended 31 December 2013 was £0.4 million, consistent with £0.4 million for the three months ended 31 December 2012. This reflects a consistent volume of Sativex product shipped by GW to our commercial partners in these periods.

Research and development expenditure

Total research and development expenditure for the three months ended 31 December 2013 was £9.2 million compared to £6.4 million for the three months ended 31 December 2012. The £2.8 million increase resulted from a £1.7 million increase in partner-funded research and development, linked to the Otsuka funded Phase 3 cancer pain and MS clinical programs, and a £1.1 million increase to GW-funded research and development principally linked to a £0.6 million increase in Phase 1/2 pipeline trial spend, a £0.3 million increase in employee related expenses (provision for payroll taxes on unrealised staff share option gains and share-based payment charges), and a £0.2 million increase in research and development growing costs.

Management and administrative expenses

Management and administrative expenses for the three months ended 31 December 2013 of £1.5 million compared to £0.8 million for the three months ended 31 December 2012. The £0.7 million increase includes £0.5 million in respect of employee related expenses (provision for payroll taxes on unrealised staff share option gains) and £0.2 million of additional costs associated with being a U.S. publicly listed company.

Taxation

During the three months ended 31 December 2013, the tax credit was £0.7 million, a decrease of £3.7 million from the £4.4 million recognized in the three months ended 31 December 2012.  The current period tax credit reflects the recognition of a £0.9 million benefit due to current year research and development tax credits offset by deferred tax expense of £0.2 million related to the utilization of brought forward trading losses by trading profits earned in the period by GW Pharma Ltd, the Group’s principal trading subsidiary.

During the three months ended 31 December 2012, an additional tax credit of £3.8 million was recognized due to: (i) the recognition of an additional £2.0 million of research and development tax credits in respect of the year ended 30 September 2012 by GW Research Ltd., the Group’s principal research subsidiary and (ii) the recognition of a £1.8 million deferred tax asset in respect of cumulative trading losses which will be used to offset against future trading profits by GW Pharma Ltd. GW Research Ltd. was also eligible to claim a £0.6 million tax credit for the three months ended 31 December 2012, bringing the total tax credit for the period to £4.4 million.

Liquidity

Cash Flow

Net cash outflow from operating activities for the three months ended 31 December 2013 was a £2.4 million outflow compared to a £1.5 million outflow for the three months ended 31 December 2012. This £0.9 million increase in cash used by operations resulted from a £1.1 million increase in GW-funded research and development expenditure, and a £0.2 million increase in costs associated with being a U.S. publicly listed company offset by a £0.4 million inflow resulting from an improvement to working capital.

Net cash outflow from investing activities for the three months ended 31 December 2013 was £0.8 million compared to £0.3 million for the three months ended 31 December 2012. This £0.5 million change results from increased capital expenditure as we invested in expanding and upgrading our manufacturing facilities.

Net cash inflow from financing activities for the three months ended 31 December 2013 was £0.3 million. This increase of £0.3 million results from proceeds on the exercise of employee share options. There were no proceeds for the three months ended 31 December 2012.

Financial Position

The Group’s closing cash and cash equivalents position at 31 December 2013 was £35.3 million, a decrease of £2.8 million from the closing position of £38.1 million as at 30 September 2013. Follow-on offering net proceeds after expenses of $94.0 million (£57.1 million) were received in January 2014.

Inventories as at 31 December 2013 increased by £0.7 million to £5.4 million from £4.7 million at 30 September 2013. Inventories consist of finished goods, consumable items and work in progress and are stated net of a £0.6 million provision for inventories (30 September 2013: £1.6 million). During the three months ended 31 December 2013, the provision for inventories reduced by (i) £0.2 million as a result of utilizing some of the Group’s surplus inventory to manufacture Sativex, (ii) £0.1 million as a consequence of a reassessment of inventory expected to expire prior to use and (iii) £0.7 million is due to the write off of raw materials and the transfer of work-in-progress materials to R&D programs. All of this material was fully provided for at the previous balance sheet date.

Property, plant and equipment at 31 December 2013 increased by £0.5 million to £6.0 million from £5.5 million at 30 September 2013. This increase reflects the upgrade and expansion of new manufacturing facilities for Sativex.

Trade and other receivables at 31 December 2013 increased by £2.8 million to £4.5 million from £1.7 million at 30 September 2013. This increase primarily reflects invoices for £2.5 million of advance fit-out funding to be provided by the landlord of the new manufacturing facility that is now under construction.

Non-current trade and other payables at 31 December 2013 increased by £2.5 million from £nil at 30 September 2013. This increase reflects recognition of the liability to repay the advance funding received from the Group’s landlord to fund the expansion and upgrades to manufacturing facilities. This is expected to be repaid in the form of lease rentals commencing upon the completion of construction, expected in 2015, over a 15 year term.

Average headcount for the three months ended 31 December 2013 was 200 compared to 187 for the three months ended 31 December 2012. The increase in employee numbers reflects the expansion of operations necessary to support the commercial growth of Sativex and the increasing levels of research and development activity for Sativex, Epidiolex and the pipeline of promising product candidates.

2014 Guidance

GW continues to expect Sativex sales revenues to return to growth in 2014, which in turn reflects anticipated growth of in-market sales volumes by our commercial partners. In addition, upon the first patient being randomised into the planned U.S. Phase 3 MS spasticity trial, we expect to receive a $5 million milestone payment from Otsuka.

The rationale for the follow-on offering completed in January 2014 was to allow the Company to invest in the clinical development of Epidiolex, to supply Epidiolex to patients within physicians’ FDA-approved treatment INDs, to progress CBDV and other pipeline opportunities, to invest in the expansion of our Epidiolex manufacturing facilities and to establish a U.S. staff presence to manage the epilepsy program. As a result of this successful offering, we now expect to increase our cash outflow during the 2014 financial year in order to start to advance these objectives. Consistent with guidance in the prospectus filed with the U.S. Securities and Exchange Commission in connection with the offering, this should result in a net cash outflow of approximately £21 million ($34 million) for the year ended 30 September 2014.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 25 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has a deep pipeline of additional cannabinoid product candidates, including Epidiolex which has received Orphan Drug Designation from the FDA for the treatment of Dravet syndrome, a severe infantile-onset, genetic, drug-resistant epilepsy syndrome. Our product pipeline also includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type-2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of GW products commercially available and in development, the clinical benefits of Sativex® and Epidiolex and the commercial potential of Sativex and Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

GW Pharmaceuticals plc

Condensed consolidated income statements

Condensed consolidated income statement for the three months ended 31 December 2013

		Three months ended		Three months ended		Three months ended
		31 December		31 December		31 December
	Notes	2013		2013		2012
		$000’s		£000’s		£000’s
Revenue	2	12,409		7,487		5,176
Cost of sales		(593)		(358)		(413)
Research and development expenditure	3	(15,169)		(9,153)		(6,399)
Management and administrative expenses		(2,506)		(1,511)		(800)
Operating loss		(5,859)		(3,535)		(2,436)
Interest income		51		31		46
Interest payable		(33)		(20)		—
Loss before tax		(5,841)		(3,524)		(2,390)
Tax	4	1,172		707		4,441
(Loss)/profit for the period		(4,669)		(2,817)		2,051

(Loss)/earnings per share
— basic	5	(2.6	)c	(1.6	)p	1.5	p
— diluted	5	(2.6	)c	(1.6	)p	1.5	p

All activities relate to continuing operations.

The Group has no recognised gains or losses other than the losses above and therefore no separate consolidated statement of comprehensive income has been presented.

GW Pharmaceuticals plc

Condensed consolidated statements of changes in equity

Three months ended 31 December 2013

	Called-up	Share
	share	premium	Other	Retained
	capital	account	reserves	earnings	Total
	£000’s	£000’s	£000’s	£000’s	£000’s

Balance at 1 October 2012	133	65,947	20,184	(65,032)	21,232
Share-based payment transactions	—	—	—	143	143
Profit for the period	—	—	—	2,051	2,051
Balance at 31 December 2012	133	65,947	20,184	(62,838)	23,426

Balance at 1 October 2013	178	84,005	20,184	(68,965)	35,402
Exercise of share options	—	299	—	—	299
Share-based payment transactions	—	—	—	241	241
Loss for the period	—	—	—	(2,817)	(2,817)
Balance at 31 December 2013	178	84,304	20,184	(71,541)	33,125

GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 31 December 2013

		As at 31 December	As at 31 December	As at 30 September
	Notes	2013	2013	2013
		$000’s	£000’s	£000’s
Non-current assets
Intangible assets — goodwill		8,634	5,210	5,210
Property, plant and equipment		10,002	6,035	5,476
		18,636	11,245	10,686

Current assets
Inventories	6	8,915	5,379	4,661
Deferred tax asset		1,163	702	895
Taxation recoverable		6,298	3,800	2,900
Trade receivables and other current assets		7,514	4,534	1,733
Cash and cash equivalents		58,447	35,266	38,069
		82,337	49,681	48,258

Total assets		100,973	60,926	58,944

Current liabilities
Trade and other payables		(17,664)	(10,658)	(9,440)
Obligations under finance leases	7	(174)	(105)	(100)
Deferred revenue		(6,740)	(4,067)	(3,181)
		(24,578)	(14,830)	(12,721)

Non-current liabilities
Trade and other payables		(4,143)	(2,500)	—
Obligations under finance leases	7	(3,113)	(1,878)	(1,905)
Deferred revenue		(14,241)	(8,593)	(8,916)
Total liabilities		(46,075)	(28,331)	(23,542)
Net assets		54,898	33,125	35,402

Equity
Share capital		295	178	178
Share premium account		139,717	84,304	84,005
Other reserves		33,451	20,184	20,184
Accumulated deficit		(118,565)	(71,541)	(68,965)
Total equity		54,898	33,125	35,402

GW Pharmaceuticals plc

Condensed consolidated cash flow statements

For the nine months ended 30 June 2013

	Three months ended	Three months ended	Three months ended
	31 December	31 December	31 December
	2013	2013	2012
	$000’s	£000’s	£000’s
(Loss)/profit for the period	(4,669)	(2,817)	2,051
Adjustments for:
Interest income	(51)	(31)	(46)
Interest payable	33	20	—
Tax	(1,172)	(707)	(4,441)
Depreciation of property, plant and equipment	503	303	209
Net foreign exchange gains	(332)	(201)	(36)
Decrease in allowance for doubtful debts	—	—	(26)
Decrease in provision for inventories	(570)	(344)	—
Share-based payment charge	399	241	143
	(5,859)	(3,536)	(2,146)
Decrease/(increase) in inventories	(618)	(373)	(213)
Increase in trade receivables and other assets	(4,666)	(2,815)	(631)
Increase in trade and other payables and deferred revenue	7,092	4,279	1,461

Cash used by operations	(4,051)	(2,445)	(1,529)
Research and development tax credits received	—	—	—

Net cash outflow from operating activities	(4,051)	(2,445)	(1,529)

Investing activities
Interest received	74	45	46
Purchases of property, plant and equipment	(1,428)	(862)	(297)

Net cash outflow from investing activities	(1,354)	(817)	(251)

Financing activities
Proceeds on exercise of shares options	496	299	—
Interest paid	(33)	(20)	—
Capital element of finance leases	(35)	(21)	—

Net cash inflow from financing activities	428	258	—

Effect of foreign exchange rate changes	332	201	36

Net decrease in cash and cash equivalents	(4,645)	(2,803)	(1,744)

Cash and cash equivalents at beginning of the period	63,092	38,069	29,335

Cash and cash equivalents at end of the period	58,447	35,266	27,591

1. Significant accounting policies

Basis of preparation

The annual financial statements of GW Pharmaceuticals plc and subsidiaries (“the Group”) are prepared in accordance with International Financial Reporting Standards, as adopted by the European Union and as issued by the International Accounting Standards Board (“IFRS”) and were approved by the Board on 18 November 2013.

Whilst the financial information included in this quarterly press release has been prepared in accordance with “IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The accounting policies applied in preparing this financial information are consistent with the Group’s financial statements for the year ended 30 September 2013. This quarterly financial information includes all adjustments, which are necessary to fairly state the results of the quarter. Quarter results are not necessarily indicative of results to be expected for the full year.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Balance Sheet as at 31 December 2013 and in the Consolidated Income Statement, Consolidated Statement of Changes in Equity and Consolidated Cash Flow Statement for the 3 months ended 31 December 2013 have been translated into U.S dollars at the rate on 31 December 2013 of $1.6573 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

The Group has not adopted early any standard, interpretation or amendment that was issued but is not yet effective.

2. Revenue analysis

Analysis by type:

	Three months ended	Three months ended	Three months ended
	31 December	31 December	31 December
	2013	2013	2012
	$000’s	£000’s	£000’s
Product sales	1,334	804	167
Research and development fees	10,539	6,359	4,685
Licence, collaboration and technical access fees	536	324	324
Total revenue	12,409	7,487	5,176

All revenue and losses before taxation originated in the UK. All assets and liabilities are held in the UK.

2. Revenue analysis (continued)

Geographical analysis of turnover by destination of customer:

	Three months ended	Three months ended	Three months ended
	31 December	31 December	31 December
	2013	2013	2012
	$000’s	£000’s	£000’s
UK	380	229	442
Europe (excluding UK)	1,059	639	(203)
United States	10,424	6,289	3,497
Canada	315	190	227
Asia	231	140	1,213
	12,409	7,487	5,176

3. Research and development expenditure

	Three months ended	Three months ended	Three months ended
	31 December	31 December	31 December
	2013	2013	2012
	$000’s	£000’s	£000’s
GW-funded research and development	4,630	2,794	1,714
Development partner-funded research and development	10,539	6,359	4,685

Total	15,169	9,153	6,399

4. Tax credit

	Three months ended	Three months ended	Three months ended
	31 December	31 December	31 December
	2013	2013	2012
	$000’s	£000’s	£000’s

Current year research and development tax credit	(1,492)	(900)	(617)
Adjustments in respect of prior year tax credit	—	—	(2,012)
Recognition of previously unrecognized deferred tax asset	—	—	(1,812)
Current year utilization of deferred tax assets	320	193	—
Total credit for the period	(1,172)	(707)	(4,441)

The research and development tax credit relates to research and development expenditure claimed under the Finance Act 2000. The increase in the current period credit reflects an increase in qualified research expenditures in the current period compared to the prior period.

At 30 September 2013, the Group had recognized a deferred tax asset of £0.9 million in respect £4.1 million of carried forward tax losses that the Group expected to be utilized to offset against future trading profits. The Group has recorded £0.2 million of deferred tax expense in the three months ended 31 December 2013 in recognition that some of these losses will be utilized profits earned by GW Pharma Ltd, the Company’s principal commercial trading subsidiary, during the period.

In the three months ended 31 December 2012, GW reached an agreement with the U.K. tax authority, HM Revenue & Customs, or HMRC, regarding the tax computations the Company submitted for the year ended 30 September 2012. Pursuant to this agreement, HMRC agreed that GW’s principal research subsidiary, GW Research Ltd., is able to surrender trading losses that arose from its research and development activity for a tax credit cash rebate. This agreement with HMRC resulted in a tax credit of £4.4 million being recorded for the three months ended 31 December 2012 due to: (i) the recognition of an additional £2.0 million of research and development tax credits in respect of the year ended 30 September 2012 by GW Research Ltd (ii) the recognition of a £1.8 million deferred tax asset in respect of cumulative trading losses which GW intends to utilize to offset against future trading profits by GW Pharma Ltd. and (iii) the recognition of an accrued £0.6 million research and development tax credit expected to be claimable at year end by GW Research Limited in respect of the research and development expenditure incurred in the three months ended 31 December 2012.

5. (Loss)/earnings per share

The calculations of (loss)/earnings per share are based on the following results and numbers of shares.

	Three months ended	Three months ended
	31 December	31 December
	2013	2012
	£000’s	£000’s
(Loss)/profit for the period — basic and diluted	(2,817)	2,051

	Number of shares
	Three months ended		Three months ended
	31 December		31 December
	2013		2012
Weighted average number of ordinary shares	177.8		133.2
Less: ESOP trust ordinary shares(1)	—		(0.2)

Weighted average number of ordinary shares for purposes of basic earnings per share	177.8		133.0

Effect of potentially dilutive shares arising from share options and warrants(2)	—		4.6

Weighted average number of diluted ordinary shares for purposes of diluted earnings per share	177.8		137.6

(Loss)/earnings per share—basic	(1.6	)p	1.5	p

(Loss)/earnings per share—diluted	(1.6	)p	1.5	p

(1)                                 As at 31 December 2013, 34,706 ordinary shares were held in the ESOP trust. The financial effect is less than £0.1 million, and consequently these have not been presented above.

(2)                                 We incurred a loss in the three months ended 31 December 2013. As a result, the inclusion of potentially dilutive share options and warrants in the diluted loss per share calculation would have an antidilutive effect on the loss per share for the period. Therefore, the impact of 8.9 million share options and dilutive warrants have been excluded from the diluted loss per share calculation for the three months ended 31 December 2013.

6. Inventories

	31 December	30 September
	2013	2013
	£000’s	£000’s
Raw materials	243	180
Work in progress	4,458	4,101
Finished goods	678	380
	5,379	4,661

Inventories with a carrying value of £3.8 million are considered to be recoverable after more than one year from the balance sheet date, but within the Group’s normal operating cycle.

The movement in the provision for inventories is as follows:

£000’s
As at 1 October 2012	2,131
Credited to research and development expenditure	(530)
As at 30 September 2013	1,601

As at 1 October 2013	1,601
Write off of inventories	(631)
Credited to research and development expenditure	(344)

As at 31 December 2013	626

7. Amounts payable under finance leases

	Minimum lease payments
	31 December	30 September
	2013	2013
	£000’s	£000’s
Amounts payable under finance leases:
Within one year	182	177
In the second to fifth years inclusive	859	861
After five years	1,514	1,559
	2,555	2,597
Less: future finance charges	(572)	(592)

Present value of lease obligations	1,983	2,005

	Present value of minimum lease payments
	31 December	30 September
	2013	2013
Amounts payable under finance leases:
Amounts due for settlement within 12 months	105	100
Amounts due for settlement after 12 months	1,878	1,905
	1,983	2,005

The weighted average lease term is fourteen years. All lease obligations are denominated in sterling.

On 19 November 2013, the Group entered into an arrangement for the construction and future lease of new 10,000 sq. ft. manufacturing premises. As part of the agreement for the lease, the landlord agreed to provide up to £7.8 million of manufacturing fit-out funding as a finance lease, to be repaid via rentals of £1.0 million over the first 15 years of the 20 year lease term. Construction started in December 2013 and is expected to be completed in 2015.

8. Subsequent events

On 14 January 2014, the Company successfully completed an equity financing, issuing 33.7 million ordinary shares in the form of ADSs listed on the Nasdaq Global market, raising net proceeds after expenses of $94.0 million (£57.1 million). The proceeds are expected to be used primarily to prosecute the development of the Group’s epilepsy product candidates, expansion of manufacturing capability for these products and to fund the establishment of a U.S. staff presence to manage the epilepsy program.

On 16 January 2014, Great Point Partners elected to exercise 1.9 million warrants with an exercise price of 105p each, resulting in exercise proceeds of £2.0 million and the issuance of 1.9 million new 0.1 pence ordinary shares on 22 January 2014.

9. Shares in issue

As at 4 February 2014, the Group’s share capital consisted of 214,363,335 0.1 pence ordinary shares.

10. Availability of information

A copy of this statement is available from the Company Secretary at Porton Down Science Park, Salisbury, Wiltshire, SP4 0JQ. Full details can also be found on the Group’s website at www.gwpharm.com.

Other Events

On February 5, 2014, GW Pharmaceuticals plc issued a press release containing details of a conference call to report its first quarter financial results.  The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1                        Press Release dated February 5, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: February 5, 2014